December 17, 2009
Kathryn McHale
Staff Attorney
Division of Corporation and Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Global Cash Access Holdings, Inc., File No. 001-32622; Comment Letter Dated December 3, 2009
Dear Ms. McHale:
We, Global Cash Access Holdings, Inc. (the “Company”), hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of December 3, 2009. This letter supplements the Company’s prior responses dated July 16, 2009 and November 6, 2009, respectively. The Company has set forth your comments from the December 3, 2009 letter in bold and italicized type below.
General
1.	It appears that some of your recent press releases contain information about events that could be deemed of importance to your shareholders but that these events have not been reported currently in your filings with us. For example, we note your June 24, 2009 press release announcing the share repurchase and notice of redemption and your November 20, 2009 press release regarding your $1 million settlement with the Arizona Gaming Commission. In the future, please consider reporting events of importance to shareholders on Form 8-K (See Item 8.01 of Form 8-K.)
Company Response:
The Company notes the Staff’s comments and will consider reporting future events of importance to shareholders on Form 8-K.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 33
2.	We note your response to prior comment 9 in our letter dated July 1, 2009. However, we do not believe that the analysis set forth in your response supports your conclusion that disclosure of the “Quantitative Performance Targets” would result in competitive harm. Please tell us what the targets were for fiscal 2008 and indicate you will include them in future filings.
Company Response:
Each named executive officer’s annual incentive based target cash bonus for 2008 was established as a percentage of such named executive officer’s base salary. Such target cash bonus percentage was either established in the named executive officer’s employment agreement or as otherwise established by the Company. The actual potential bonus which each of these officers could earn ranged from 0 to 150% of the named executive officer’s target bonus. Thus, if a named executive officer had a target cash bonus percentage of 25% of his or her base salary, such named executive officer could receive a maximum cash incentive bonus equal to 37.5% of his or her base salary.
The Company’s cash incentive bonus plan consisted of a combination of Company-based and individual-based performance targets/goals. Specifically, the Compensation Committee established the following performance targets/goals in connection with the payment of annual incentive cash bonuses to the Company’s named executive officers for the year ended December 31, 2008:

				Maximum
Performance				Percentage
Target	Threshold	Target Amount	Maximum	Amount
Revenue Target (25% Weight)	$600,000,000	$665,900,000	$730,900,000	37.5%
EBITDA Target (25% Weight)	$87,000,000	$102,000,000	$117,000,000	37.5%
Individual Targets and Goals Personal and Specific to each Named Executive Officer (50% Weight)	Vary By Individual Executive Officer	N/A	N/A	75%

The Company’s performance targets for the year ended December 31, 2008 relating to revenue and earnings before interest, taxes, depreciation and amortization (EBITDA) were each weighted twenty-five percent, and individual performance goals specific to each named executive officer were weighted fifty percent in calculating the amount of annual incentive cash bonuses payable to the Company’s named executive officers. With respect to each of the revenue and EBITDA performance targets, a named executive officer would not receive any bonus compensation relating to such performance target if the Company failed to meet the minimum threshold for such performance target. The actual amount payable under each of the revenue and EBITDA performance targets would increase proportionately assuming the minimum threshold amounts were achieved.
The Compensation Committee established the individual performance goals for the Company’s Chief Executive Officer and the Chief Executive Officer established the individual performance goals of each other named executive officer and which were approved by the Compensation Committee. In general, the individual performance goals of each named executive officer were tied to achieving specific goals or objectives in the areas for which such named executive officers had responsibility for overseeing and that were deemed important and material to achieving the Company’s overall strategic and financial goals. These personal targets and goals included both objective criteria such as completing specific projects as well as subjective targets and goals such as improving or developing certain skills. The actual amount of bonus payable under these individual performance targets and goals was not tied to any specific formula given the subjective nature of many of the performance targets and goals. The Compensation Committee determined the amount of bonus allocable to the Company’s Chief Executive Officer with respect to the Chief Executive’s personal targets and goals, and the Chief Executive Officer determined the amount of bonus allocable to the other named executive officers’ personal targets and goals with such amounts also being approved by the Compensation Committee.
The Company established a revenue goal of $665.9 million with a minimum threshold of $600 million and an earnings before interest, taxes, depreciation and amortization (EBITDA) goal of $102 million with a minimum threshold of $87 million. The Company had revenue of $671.6 million for the year ended December 31, 2008. This revenue amount exceeded the target revenue amount and resulted in a total payout of 26.10% with respect to the revenue target. The Company had EBITDA of $94.7 million for the year ended December 31, 2008. This EBITDA amount exceeded the minimum threshold amount but was less than the target EBITDA amount and resulted in a total payout of 12.8% with respect to the EBITDA target. The actual amount of bonuses payable to the named executive officers that were attributable to the individual performance targets and goals varied for each named executive officer. The actual total amount of annual incentive cash bonuses payable to each named executive officer is set forth in the Summary Compensation Table of the Company’s 2008 Proxy Statement.
The Company will include a similar discussion of these performance targets/goals in future filings.
Form 10-Q for the Quarterly Period Ended September 30, 2009
Item 1A. Risk Factors

The provision of our cash advance and ATM services are dependent..., p. 44
3.	We note your response to prior comment 5 in our letter dated July 1, 2009. However, you did not address the portion of the comment regarding how difficult it is to obtain sponsorship. Please amend your filing to do so.
Company Response:
The Company notes the Staff’s comment and proposes to amend the Company’s third paragraph of the current risk factor regarding sponsorship into Visa and MasterCard associations in future filings (as discussed telephonically with the Staff) commencing with the Company’s Form 10-K for the year ended December 31, 2009 in substantially the following form (amended text has been italicized):
If BAMS terminates or suspends our sponsorship agreement because First Data has terminated its indemnification obligations as described above, or because we are otherwise in breach of the sponsorship agreement, we would need to obtain sponsorship into the card associations through another member of the card associations that is capable of supporting our transaction volume. In addition, BAMS may elect not to renew our sponsorship agreement or renew it on less favorable terms to us. Although we believe it is probable that we could obtain one or more replacement sponsors at a cost that would not be material to us, we may not be able to obtain an alternate sponsorship arrangement on terms as favorable to us as our BAMS sponsorship agreement, or at all. Our failure to maintain our current sponsorship or secure alternate sponsorship arrangements into the Visa and MasterCard Card associations in the United States would have a material adverse affect on our business.
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments regarding this response to the undersigned.
Sincerely,
/s/ Scott Betts
Scott Betts
President and Chief Executive Officer
Global Cash Access Holdings, Inc.
(702) 855-3020